VIA EDGAR

December 27, 2019

Ms. Karen Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Tony Burak

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:	FSI Low Beta Absolute Return Fund (the “Fund”) (File Nos. 333-228659 and 811-22595)

Dear Ms. Rossotto and Mr. Burak:

This letter confirms our receipt of oral comments from Ms. Rossotto on December 20, 2019 and from Mr. Burak on December 17, 2019 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on November 6, 2019 (accession number 0001398344-19-019227). We want to thank you for your comments as we found your comments and clarifying questions very helpful in guiding refinements to the registration statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

December 27, 2019

In addition, please note that the Fund is filing concurrently with this response Post-Effective Amendment No. 2 to the Registration Statement (the “Amendment”). The Amendment incorporates updates to the Registration Statement in response to the Comment Letter and makes certain additional changes. The Amendment is marked to note these changes. The Fund has also filed a request to accelerate the effective date of the Amendment to December 30, 2019.

Comments/Questions Posed and Our Responses:

LEGAL COMMENTS

COMMENT 1. Please explain why, in the Fee Table, acquired fund fees and expenses decreased from 3.96% in the previous registration statement to 2.79% in this registration statement.

RESPONSE 1. The reason for the decrease in acquired fund fees and expenses from the prior fiscal year to the most recent fiscal year is that the Fund held fewer underlying funds in its most recent fiscal year and the underlying funds that it sold off had very high expense ratios relative to the average.

ACCOUNTING COMMENTS

COMMENT 1. Prospectively, in the Schedule of Investments section of shareholder reports, include the acquisition date as required by Article 12-12, footnote 8 of Regulation S-X.

RESPONSE 1. We confirm that the acquisition date will be included in the Schedule of Investments in future shareholder reports.

* * * * *

Thank you again for your comments to the amendment to the registration statement for the Fund. These comments have been very helpful as we have refined the Fund’s registration statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence

Edward C. Lawrence